Exhibit 99.2

THIS NOTE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT.

REE Automotive Ltd.
Convertible Promissory Note
Dated: December [●], 2023 (the “Issue Date”)

Principal Amount: USD [●]

FOR VALUE RECEIVED, REE Automotive Ltd., a company organized under the Laws of the State of Israel (the “Company”), hereby promises to pay to the order of [●] (together with its successors and permitted assigns, the “Investor”) the principal sum of USD [●] (together with any compounded interest as provided below, the “Principal Amount”) pursuant to the terms of this Convertible Promissory Note (this “Note”). The Investor shall pay the Principal Amount on the Issue Date set out above.

The maturity date of this Note shall be the five-year anniversary of the Issue Date, or December [●], 2028 (the “Maturity Date”), and is the date upon which the Principal Amount, together with all accrued and unpaid interest, costs, expenses, liquidated damages and any other amounts which may become due hereunder, shall be due and payable in full by wire transfer of funds to the Investor’s account, to the extent not already converted into Ordinary Shares pursuant to the operation of this Note.

This Note may not be repaid in whole or in part except as otherwise explicitly set forth herein. This Note is unsecured.

All payments under or pursuant to this Note shall be made in United States Dollars in immediately available funds to the Investor at the address of the Investor set forth in the Purchase Agreement (as hereinafter defined) or at such other place as the Investor may designate from time to time in writing to the Company or by wire transfer of funds to the Investor’s account designated in writing by the Investor to the Company.

ARTICLE I

Section 1.01 Purchase Agreement. This Note has been executed, delivered and issued pursuant to the Securities Purchase Agreement, dated as of December [__], 2023 (as the same may be amended from time to time, the “Purchase Agreement”), by and between the Company and the Investor. Capitalized terms used and not otherwise defined herein shall have the meanings set forth for such terms in the Purchase Agreement.

Section 1.02 Interest. Interest shall accrue to the Investor on the aggregate unconverted and then outstanding Principal Amount at the rate of 10% (ten percent) per annum; it shall be compounded on each anniversary of the Issue Date when it shall be added to and form part of the Principal Amount then outstanding, and shall be computed on the basis of a 360-day year and shall accrue daily commencing on the Issue Date, until payment in full of the outstanding Principal Amount or conversion into Ordinary Shares pursuant to the operation of Section 3.01.

Section 1.03 Repayment. The Company may not repay any portion of the outstanding Principal Amount (or any interest accrued thereon) prior to the Maturity Date, and then only to the extent that a Conversion Notice has not been delivered to the Company in respect of the then whole Principal Amount (and any interest accrued thereon) pursuant to Section 3.01.

Section 1.04 Transfer. This Note may be transferred or sold, in whole or in part, subject to the provisions of Section 5.08 of this Note, or pledged, hypothecated or otherwise granted as security by the Investor, in each case, in accordance with the provisions of the Purchase Agreement.

Section 1.05 Replacement. Upon receipt of a duly executed written statement from the Investor with respect to the loss, theft or destruction of this Note (or any replacement hereof), or, in the case of a mutilation of this Note, upon surrender and cancellation of such Note, the Company shall issue a new Note, of like tenor and amount, in lieu of such lost, stolen, destroyed or mutilated Note.

Section 1.06 Use of Proceeds. The Company shall use the proceeds of this Note as set forth in the Purchase Agreement.

Section 1.07 Tax Treatment. All payments made by the Company in connection with this Note, whether paid in cash or in kind, shall be made free from and clear of any tax, withholding, duties, levies, value added tax, or any other taxes. If a withholding of any tax is required to be made with respect to any payment made to the Investor (whether made in cash or in kind), the Company shall increase such payment to the Investor, so that the net payment after withholding (whether made in cash or in kind) to the Investor shall be equal to the amount that would have been paid to the Investor had no withholding been imposed. If the Company withheld any tax in connection with any payment made to the Investor, then immediately following the remittance of the required withholding tax to the appropriate tax authority, the Company shall provide the Investor with official document(s) from the appropriate taxing authority indicating payment for such withholding tax.

ARTICLE II

Section 2.01 Events of Default. An “Event of Default” under this Note shall mean the occurrence of any of the events of default defined in the Purchase Agreement, and any of the additional events described below (unless the Event of Default is waived in writing by the Investor):

(a) Following a three (3) Business Day opportunity to cure, any default in the payment of (i) the Principal Amount or the interest hereunder when due; or (ii) liquidated damages or any other amount in respect of this Note as and when the same shall become due and payable (whether on the Maturity Date or by acceleration or otherwise);

(b) the Company shall fail to observe or perform (i) any of its other covenants or agreements contained in this Note, (ii) any of its covenants or agreements contained in the Warrant, or (iii) any of its covenants or agreements set forth in Sections 6, 7, 8, 9, 10 or 11 of the Purchase Agreement;

(c) the Company’s notice to the Investor, including by way of public announcement, at any time, of its inability to comply (including for any of the reasons described in Section 3.06 hereof) or its intention not to comply with proper requests for conversion of this Note into Ordinary Shares;

(d) the Company shall fail to (i) timely deliver the Ordinary Shares as and when required in Section 3.02; or (ii) make the payment of any liquidated damages under any Transaction Document;

(e) at any time the Company shall fail to have the Required Minimum of Ordinary Shares authorized, reserved and available for issuance to satisfy the potential conversion in full (disregarding for this purpose any and all limitations of any kind on such conversion) of this Note or upon exercise of the Warrants;

(f) any representation or warranty made by the Company or any of its Subsidiaries in any Transaction Document shall prove to have been false or incorrect or breached in a material respect on the date as of which made;

(g) the Company or any of its Subsidiaries shall (A) default in any payment of any amount or amounts of principal or interest (if any) on any Indebtedness (other than the Indebtedness hereunder) or (B) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders or beneficiary or beneficiaries of such Indebtedness to cause with the giving of notice if required, such Indebtedness to become due prior to its stated maturity;

(h) the Company or any of its Subsidiaries shall: (i) apply for consent to the appointment of, or taking of possession by, a receiver, custodian, trustee or liquidator or similar officer (temporary or permanent) of itself or of all or a substantial part of its property or assets; (ii) make a general assignment for the benefits of its creditors; (iii) commence a voluntary case under the U.S. Bankruptcy Code, Title 11 of the United States Code, as amended (the “Bankruptcy Code”) or under the comparable laws of any jurisdiction (foreign or domestic), (iv) file a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors’ rights generally, or apply for the granting of a stay of proceedings order (hakpaat halichim) under the Israeli Companies Law, 5759-1999 or under the Israeli Insolvency and Economic Rehabilitation Law, 5778-2018; (v) acquiesce in writing to any petition filed against it in an involuntary case under the Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic); (vi) issue a notice of bankruptcy or winding up of its operations or issue a press release regarding same or otherwise admit in writing in a public report or release or bondholder report it generally is not paying its debts as they become due; or (vii) take any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing;

(i) a proceeding or case shall be commenced in respect of the Company or any of its Subsidiaries, without its application or consent, in any court of competent jurisdiction, seeking: (i) the liquidation, reorganization, moratorium, dissolution, a stay of proceedings order, winding up, or composition or readjustment of its debts; (ii) the appointment of a trustee, receiver, custodian, liquidator or similar officer (temporary or permanent) of it or of all or any substantial part of its assets in connection with the liquidation or dissolution of the Company or any of its Subsidiaries; or (iii) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (i), (ii) or (iii) shall continue undismissed, or unstayed and in effect, for a period of forty-five (45) days or any order for relief shall be entered in an involuntary case under the Bankruptcy Code (as now or hereafter in effect) or under the Israeli Companies Law, 5759-1999 or under the Israeli Insolvency and Economic Rehabilitation Law, 5778-2018, or under the comparable laws of any jurisdiction (foreign or domestic) against the Company or any of its Subsidiaries or action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing shall be taken with respect to the Company or any of its Subsidiaries and shall continue undismissed, or unstayed and in effect for a period of forty-five (45) days;

(j) one or more final judgments or orders for the payment of money aggregating in excess of USD 1,000,000 (or its equivalent in the relevant currency of payment) are rendered against one or more of the Company and its Subsidiaries;

(k) the failure of the Company to instruct its transfer agent to remove any legends from the Ordinary Shares and issue such unlegended certificates to the Investor within five (5) Trading Days of the Investor’s lawful request;

(l) the Ordinary Shares are no longer publicly traded or cease to be listed on the Trading Market ;

(m) the Company consummates a “going private” transaction and as a result the Ordinary Shares are no longer registered under Sections 12(b) or 12(g) of the 1934 Act;

(n) there shall be any SEC or judicial stop trade order or trading suspension stop-order or any restriction in place with the transfer agent for the Ordinary Shares restricting the trading of such Ordinary Shares;

(o) the failure by the Company or any of its Subsidiaries to maintain any material intellectual property rights, personal, real property or other assets which are necessary to conduct its business (whether currently or in the future);

(p) the Depository Trust Company places any restrictions on transactions in the Ordinary Shares or the Ordinary Shares are no longer tradeable through the Depository Trust Company Fast Automated Securities Transfer program which, in either such case, is not due to any fault or liability, in any material respect, on the part of the Company or any of its Subsidiaries; or

(q) the occurrence of a Material Adverse Effect in respect of the Company, or the Company and its Subsidiaries taken as a whole which would reasonably be considered to substantially impair the ability of the Company to satisfy its obligations under the Transaction Documents.

Section 2.02 Remedies Upon an Event of Default.

(a) Upon the occurrence of any Event of Default, the Company shall, as promptly as possible but in any event within three (3) Business Days of the occurrence of such Event of Default, notify the Investor in writing of the occurrence of such Event of Default, describing the event or factual situation giving rise to the Event of Default and specifying the relevant subsection or subsections of Section 2.01 under which such Event of Default has occurred.

(b) Upon the occurrence of any Event of Default that has not been remedied within (i) three (3) Business Days for an Event of Default occurring by the Company’s failure to comply with Section 3.02 of this Note, or (ii) ten (10) Business Days for all other Events of Default; provided, however, that there shall be no cure period for an Event of Default described in Section 2.01(h) or Section 2.01(i), this Note shall become immediately due and payable and the Company shall pay to the Investor, in full satisfaction of its obligations hereunder, the Mandatory Default Amount (as liquidated damages), all without demand, presentment, protest or notice, all of which are hereby expressly unconditionally and irrevocably waived by the Company, together with all costs, including, without limitation, legal fees and expenses, of collection, and the Investor shall be entitled to exercise all other rights and remedies available at law or in equity or under the Transaction Documents.

ARTICLE III

Section 3.01 Conversion.

(a) Conversion at Election of the Investor. This Note shall be convertible (in whole or in part), at the option of the Investor at any time and from time to time during each Conversion Notice Period, into such number of fully paid and nonassessable Ordinary Shares as is determined by dividing (x) that portion of the outstanding Principal Amount, accrued and unpaid interest, liquidated damages and any other amount due hereunder that the Investor elects to convert by (y) the Conversion Price then in effect by delivering a notice of conversion, in substantially the form attached hereto as Exhibit A (each a “Conversion Notice”) to the Company, with such conversion taking effect on the date of such delivery or any later date specified in the Conversion Notice (provided that such date is no later than the Maturity Date). The Investor shall deliver this Note to the Company at the address designated in the Purchase Agreement at such time that this Note is fully converted. With respect to partial conversions of this Note, the Company shall keep written records of the amount of this Note converted as of the date of such conversion (each, a “Conversion Date”). For the avoidance of doubt, the Investor may deliver a Conversion Notice on one or more occasions in accordance with the foregoing provisions, for so long as there is any Principal Amount (and/or interest accrued thereon, liquidated damages and/or any other amount due hereunder) outstanding. The Investor shall have the right to withdraw and void any Conversion Notice prior to such date as the applicable Conversion Shares are delivered to the Investor.

(b) Conversion Price. The “Conversion Price” means USD5.74, subject to adjustment as provided herein.

Section 3.02 Delivery of Conversion Shares. As soon as practicable after any conversion of any amount due hereunder in the form of Ordinary Shares in accordance with this Note, and in any event within two (2) Trading Days thereafter the Company shall, at its expense, cause to be issued in the name of and delivered to the Investor, or as the Investor may direct, a certificate or certificates evidencing the number of fully paid and nonassessable Ordinary Shares to which the Investor shall be entitled on such conversion or payment (the “Conversion Shares”), in the applicable denominations based on the applicable conversion or payment, which, to the extent legally permissible, such certificate or certificates shall be free of restrictive and trading legends (except for any such legends as may be required under the Securities Act). In lieu of delivering physical certificates for the Ordinary Shares issuable upon any conversion of this Note, provided the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program or a similar program, upon request of the Investor, the Company shall cause its transfer agent to electronically transmit such Ordinary Shares issuable upon conversion of this Note to the Investor (or its designee), by crediting the account of the Investor’s (or such designee’s) broker with DTC (provided that the same time periods herein as for stock certificates shall apply) as instructed by the Investor (or its designee).

Section 3.03 Investor’s Conversion Limitations. Notwithstanding anything to the contrary contained herein, the Investor shall not be entitled to receive shares representing Equity Interests upon conversion of this Note to the extent (but only to the extent) that such exercise or receipt would cause the Investor (together with its Affiliates, and any Persons acting as a group together with the Investor or any of its Affiliates) to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder) of a number of Equity Interests of a class that is registered under the 1934 Act which exceeds the Maximum Percentage (as defined below) of the Equity Interests of such class that are outstanding at such time. Any purported delivery of Equity Interests in connection with the conversion of this Note prior to the termination of this restriction in accordance herewith shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the Investor (together with its Affiliates, and any Persons acting as a group together with the Investor or any of its Affiliates) becoming the beneficial owner of more than the Maximum Percentage of the Equity Interests of a class that is registered under the 1934 Act that is outstanding at such time. If any delivery of Equity Interests owed to the Investor following conversion of this Note is not made, in whole or in part, as a result of this limitation, the Company’s obligation to make such delivery shall not be extinguished and the Company shall deliver such Equity Interests as promptly as practicable after the Investor gives notice to the Company that such delivery would not result in such limitation being triggered or upon termination of the restriction in accordance with the terms hereof. To the extent limitations contained in this Section 3.03 apply, the determination of whether this Note is convertible and of which portion of this Note is convertible shall be the sole responsibility and in the sole determination of the Investor, and the submission of a Conversion Notice shall be deemed to constitute the Investor’s determination that the issuance of the full number of Conversion Shares requested in the Conversion Notice is permitted hereunder, and the Company shall not have any obligation to verify or confirm the accuracy of such determination. For purposes of this Section 3.03, (i) the term “Maximum Percentage” shall mean 19.99% of the Equity Interests of a class that is registered under the 1934 Act that is outstanding at such time. In determining the number of Equity Interests of a particular class outstanding at any point in time, the Investor may rely on the number of outstanding Equity Interests of such class as reflected in (x) the Company’s most recent Form 20-F or Form 6-K filed with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) a more recent notice by the Company or its transfer agent to the Investor setting forth the number of Equity Interests of such class then outstanding. For any reason at any time, upon written or oral request of the Investor, the Company shall, within one (1) Business Day of such request, confirm orally and in writing to the Investor the number of Equity Interests of any class then outstanding. The provisions of this Section 3.03 shall be construed, corrected and implemented in a manner so as to effectuate the intended beneficial ownership limitation herein contained.

Section 3.04 Adjustment of Conversion Price.

(a) Until the Note has been paid in full or converted in full, the Conversion Price shall be subject to adjustment from time to time as follows (but shall not be increased, other than pursuant to Section 3.04(a)(i) hereof):

(i) Adjustments for Stock Splits and Combinations. If the Company shall at any time or from time to time after the Closing (but whether before or after the Issue Date) effect a split or other subdivision of the outstanding Ordinary Shares, the applicable Conversion Price in effect immediately prior to the stock split shall be proportionately decreased. If the Company shall at any time or from time to time after the Closing (but whether before or after the Issue Date), combine the outstanding Ordinary Shares, the applicable Conversion Price in effect immediately prior to the combination shall be proportionately increased. Any adjustments under this Section 3.04(a)(i) shall be effective at the close of business on the date the stock split or combination occurs.

(ii) Adjustments for Certain Dividends and Distributions. If the Company shall at any time or from time to time after the Closing (but whether before or after the Issue Date) make or issue or set a record date for the determination of holders of Ordinary Shares entitled to receive a dividend or other distribution payable in Ordinary Shares, then, and in each event, the applicable Conversion Price in effect immediately prior to such event shall be decreased as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

(B) the denominator of which shall be the total number of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Ordinary Shares issuable in payment of such dividend or distribution.

(iii) Adjustment for Other Dividends and Distributions. If the Company shall at any time or from time to time after the Closing (but whether before or after the Issue Date) make or issue or set a record date for the determination of holders of Ordinary Shares entitled to receive a dividend or other distribution payable in securities other than Ordinary Shares, then, and in each event, an appropriate revision to the applicable Conversion Price shall be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so that the Investor shall receive upon conversions of its Note (whether in whole or in part) pursuant to the operation of this Article III, in addition to the number of Ordinary Shares receivable thereon, the number of securities of the Company or cash or other property that it would have received had this Note been converted into Ordinary Shares in full (without regard to any conversion limitations herein) on the date of such event and had thereafter, during the period from the date of such event to and including the Conversion Date, retained such securities (together with any distributions payable thereon during such period) or assets, giving application to all adjustments called for during such period under this Section 3.04(a)(iii) with respect to the rights of the holders of this Note; provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

(iv) Adjustments for Reclassification, Exchange or Substitution. If the Ordinary Shares at any time or from time to time after the Closing (but whether before or after the Issue Date) shall be changed to the same or different number of shares or other securities of any class or classes of stock or other property, whether by reclassification, exchange, substitution or otherwise (other than by way of a stock split or combination of shares or stock dividends provided for in Section 3.04(a)(i), (ii) and (iii) hereof, or a reorganization, merger, consolidation, or sale of assets provided for in Section 3.04(a)(vi) hereof), then, and in each event, an appropriate revision to the Conversion Price shall be made and provisions shall be made (by adjustments of the Conversion Price or otherwise) so that the Investor shall have the right thereafter to convert this Note into the kind and amount of shares of stock or other securities or other property receivable upon reclassification, exchange, substitution or other change, by holders of the number of Ordinary Shares into which such Note might have been converted immediately prior to such reclassification, exchange, substitution or other change, all subject to further adjustment as provided herein.

(v) Adjustment Due to Dilutive Issuance. If, at any time when the Note is issued and outstanding, the Company issues or sells, or in accordance with this Section 3.04(a)(v) hereof is deemed to have issued or sold, any Ordinary Shares (other than pursuant to an Excluded Issuance) for a consideration per share (before deduction of reasonable expenses or commissions or underwriting discounts or allowances in connection therewith) less than USD 5.09 (“Dilutive Conversion Price”) (or deemed issuance) of such Ordinary Shares (a “Dilutive Issuance”), then immediately upon the Dilutive Issuance, the Conversion Price will be reduced to the amount of the consideration per share received by the Company in such Dilutive Issuance; provided, however, that in no event shall the Dilutive Conversion Price be reduced to less than $1.15 (the “Minimum Conversion Price,” which amount shall be subject to equitable adjustment on the same basis as the Conversion Price described in the foregoing provisions (i)-(iv) of this Section 3.04(a), including for, but not limited to, share splits). In the event a Dilutive Issuance is consummated at a price less than the Minimum Conversion Price, then the Company covenants to use its reasonable best efforts to call for a shareholder meeting within ninety (90) days following such Dilutive Issuance, to attempt to obtain shareholder approval to permit the one time reduction of the Dilutive Conversion Price to a price less than the Minimum Conversion Price.

The Company shall be deemed to have issued or sold Ordinary Shares if the Company in any manner issues or grants, or has issued or granted, any warrants, rights or options, whether or not immediately exercisable, to subscribe for or to purchase Ordinary Shares or other securities convertible into or exercisable or exchangeable for, directly or indirectly, Ordinary Shares (“Convertible Securities”) (such warrants, rights and options to Ordinary Shares or Convertible Securities are hereinafter referred to as “Options”) and (x) the price per share for which such Ordinary Shares are issuable upon the exercise of such Options is less than the Dilutive Conversion Price then in effect or (y) the price per share for which Ordinary Shares are issuable upon the exercise of such Options is amended or adjusted, pursuant to the terms of such Options or otherwise, and such price as so amended or adjusted is less than the Dilutive Conversion Price then in effect at the time of such amendment or adjustment, then, in each such case (x) or (y), the Dilutive Conversion Price shall be equal to such price per share. For purposes of the preceding sentence, the “price per share for which such Ordinary Shares are issuable upon the exercise of such Options” is determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the issuance or granting of all such Options, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of all such Options, plus, in the case of Convertible Securities issuable upon the exercise of such Options, the minimum aggregate amount of additional consideration payable upon the conversion or exchange thereof at the time such Convertible Securities first become convertible or exchangeable, by (ii) the maximum total number of Ordinary Shares issuable upon the exercise of all such Options (assuming full conversion of Convertible Securities, if applicable). No further adjustment to the Dilutive Conversion Price will be made upon the actual issuance of such Ordinary Shares upon the exercise of such Options or upon the conversion, exercise or exchange of Convertible Securities issuable upon exercise of such Options. The foregoing provisions of this paragraph shall have no applicability in the event of an Excluded Issuance.

(vi) Consideration for Capital Stock. In case any Capital Stock or any Capital Stock Equivalents shall be issued or sold:

(A) in connection with any merger or consolidation in which the Company is the surviving corporation (other than any consolidation or merger in which the previously outstanding Ordinary Shares of the Company shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefor shall be, deemed to be the fair value, as determined reasonably and in good faith by the Board of Directors and approved by the Investor, of such portion of the assets and business of the non-surviving corporation as such Board of Directors may determine to be attributable to such Ordinary Shares or Options, as the case may be; or

(B) in the event of any consolidation or merger of the Company in which the Company is not the surviving corporation or in which the previously outstanding Ordinary Shares of the Company shall be changed into or exchanged for the stock or other securities of another corporation or other property, or in the event of any sale of all or substantially all of the assets of the Company for stock or other securities or other property of any corporation, the Company shall be deemed to have issued Ordinary Shares, at a price per share equal to the valuation of the Company’s Ordinary Shares based on the actual exchange ratio on which the transaction was predicated, as applicable, and the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. If any such calculation results in adjustment of the applicable Conversion Price, or the number of Ordinary Shares issuable upon conversion of the Note, the determination of the applicable Conversion Price or the number of Ordinary Shares issuable upon conversion of the Note immediately prior to such merger, consolidation or sale, shall be made after giving effect to such adjustment of the number of Ordinary Shares issuable upon conversion of the Note. In the event Ordinary Shares are issued with other shares or securities or other assets of the Company for consideration which covers both, the consideration computed as provided in this Section 3.04(a)(vi) shall be allocated among such securities and assets as determined in good faith by the Board of Directors y, and approved by the Investor.

(vii) Record Date. In case the Company shall take record of the holders of its Ordinary Shares for the purpose of entitling them to subscribe for or purchase Ordinary Shares or Convertible Securities, then the date of the issue or sale of the Ordinary Shares shall be deemed to be such record date.

(b) No Impairment. The Company shall not, by amendment of its Amended and Restated Articles or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 3.04 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Investor against impairment. In the event the Investor shall elect to convert this Note as provided herein, the Company cannot refuse conversion based on any claim that the Investor or anyone associated or affiliated with the Investor has been engaged in any violation of law, violation of an agreement to which the Investor is a party or for any reason whatsoever, unless, an injunction from a court, or notice, restraining and or adjoining conversion of this Note shall have issued.

(c) Certificates as to Adjustments. Upon occurrence of each adjustment or readjustment of the Conversion Price or number of Ordinary Shares issuable upon conversion of this Note pursuant to this Section 3.04, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Investor a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon written request of the Investor, at any time, furnish or cause to be furnished to the Investor a like certificate setting forth such adjustments and readjustments, the applicable Conversion Price in effect at the time, and the number of Ordinary Shares and the amount, if any, of other securities or property which at the time would be received upon the conversion of this Note.

(d) Issue Taxes. The Company shall pay any and all issue and other taxes, including any withholding tax, duties, levies, value added tax, or any other taxes, that may be payable in respect of any issue or delivery of Ordinary Shares on conversion of this Note pursuant thereto without decreasing the number of Ordinary Shares issued to the Investor; provided, however, that the Company shall not be obligated to pay any U.S. federal, state or local income taxes and transfer taxes resulting from any transfer requested by the Investor in connection with any such conversion.

(e) Fractional Shares. No fractional Ordinary Shares shall be issued upon conversion of this Note. In lieu of any fractional shares to which the Investor would otherwise be entitled, the Company shall pay cash equal such fractional shares multiplied by the Conversion Price then in effect.

(f) Reservation of Ordinary Shares. The Company shall at all times while this Note shall be outstanding, reserve and keep available out of its authorized but unissued Ordinary Shares, the Required Minimum of Ordinary Shares (disregarding for this purpose any and all limitations of any kind on such conversion). The Company shall, from time to time, increase the authorized number of Ordinary Shares or take other effective action if at any time the unissued number of authorized shares shall not be sufficient to satisfy the Investor’s obligations under this Section 3.04(f)

(g) Regulatory Compliance. If any Ordinary Shares to be reserved for the purpose of conversion of this Note require registration or listing with or approval of any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered upon conversion, the Company shall, at its sole cost and expense, in good faith and as expeditiously as possible, secure such registration, listing or approval, as the case may be.

(h) Effect of Events Prior to the Issue Date. If the Issue Date of this Note is after the Closing Date, then, if the Conversion Price or any other right of the Investor of this Note would have been adjusted or modified by operation of any provision of this Note had this Note been issued on the Closing Date, such adjustment or modification shall be deemed to apply to this Note as of the Issue Date as if this Note had been issued on the Closing Date.

(i) No Rights as Shareholder. Nothing contained in this Note shall be construed as conferring upon the Investor, prior to the conversion of this Note, the right to vote or to consent or to receive notice as a shareholder of the Company in respect of any meeting of shareholders for the election of directors of the Company or of any other matter.

Section 3.05 Prepayment or Conversion upon a Change of Control.

(a) Mechanics of Prepayment at Option of the Investor in Connection with a Change of Control. No later than the date of occurrence of a Change of Control, or, if earlier, entry by the Company into an agreement pursuant to which a Change of Control will or may be effected, but in no event prior to the public announcement of such Change of Control, the Company shall deliver written notice including reasonably-detailed particulars of such agreement (“Notice of Change of Control”) to the Investor. Within fifteen (15) days after receipt of a Notice of Change of Control, the Investor at its sole discretion may elect to either (i) require the Company to prepay effective immediately prior to the consummation of such Change of Control (or with immediate effect, if such Change of Control has already been effected), an amount equal to the then outstanding Principal Amount (together with all accrued and unpaid interest, liquidated damages and any other amounts which may become due hereunder as at the date of such election) (the “COC Repayment Price”) by delivering written notice thereof (“Notice of Prepayment”) to the Company; or (ii) deliver a Conversion Notice to the Company in accordance with Section 3.01 herein in respect of the full amount of the then outstanding Principal Amount (together with all accrued and unpaid interest, liquidated damages and/or any other amounts which may become due hereunder as at the date of such election). If the Investor fails to make one of the aforementioned elections within the specified period, the Investor shall be deemed to have elected the option specified in clause (i) above of the immediately preceding sentence.

(b) Payment of COC Repayment Price. Upon the Company’s receipt of a Notice of Prepayment from the Investor, the Company shall deliver the COC Repayment Price to the Investor immediately prior to the consummation of the Change of Control (or immediately, if such Change of Control has already been effected).

Section 3.06 Inability to Fully Convert.

(a) Investor’s Option if Company Cannot Fully Convert. If, upon the Company’s receipt of a Conversion Notice or as otherwise required under this Note, including with respect to repayment of any Principal Amount (together with all accrued and unpaid interest, liquidated damages and any other amounts which may become due hereunder) in Ordinary Shares as permitted under this Note, the Company cannot issue Ordinary Shares for any reason, including, without limitation, because the Company (x) does not have a sufficient number of Ordinary Shares authorized and available, (y) is otherwise prohibited by applicable law or by the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Company or any of its securities from issuing all of the Ordinary Shares which are to be issued to the Investor pursuant to this Note or (z) due to the conversion limitations as provided in this Note, then the Company shall issue as many Ordinary Shares as it is able to issue and, with respect to the unconverted portion of this Note or with respect to any Ordinary Shares not timely issued in accordance with this Note, the Investor, solely at the Investor’s option, can elect to:

(i) void its Conversion Notice and retain this Note that was to be converted pursuant to the Conversion Notice (provided that the Investor’s voiding its Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice); or

(ii) defer issuance of the applicable Conversion Shares until such time as the Company can legally issue such shares; provided that the Principal Amount (together with any accrued and unpaid interest, liquidated damages and/or any other amounts) underlying such Conversion Shares shall remain outstanding until the delivery of such Conversion Shares and interest shall continue to accrue on such Principal Amount until the applicable Conversion Shares are legally issued by the Company hereunder; and provided, further, that if the Investor elects to defer the issuance of the applicable Conversion Shares, it may exercise its rights under Section 3.06(a)(i) above at any time prior to the issuance of the applicable Conversion Shares upon two (2) Business Days’ notice to the Company.

(b) Mechanics of Fulfilling Investor’s Election. The Company shall immediately send to the Investor, upon receipt of a Conversion Notice from the Investor, which cannot be fully satisfied as described in Section 3.06(a) above, a notice of the Company’s inability to fully satisfy the Conversion Notice (the “Inability to Fully Convert Notice”). Such Inability to Fully Convert Notice shall indicate (i) the reason why the Company is unable to fully satisfy the Investor’s Conversion Notice; and (ii) the amount of this Note which cannot be converted. The Investor shall notify the Company of its election pursuant to Section 3.06(a) above by delivering written notice to the Company.

ARTICLE IV

Section 4.01 Covenants. For so long as any Note remains unpaid and outstanding, the Company covenants to the Investor that:

(a) Payment of the Note. The Company shall pay or cause to be paid the Principal Amount and any interest on the Note on the date and in the manner provided herein.

(b) Compliance with Transaction Documents. The Company shall, and shall cause its Subsidiaries to, comply with each of its obligations under this Note and the other Transaction Documents.

(c) No Repurchase of Equity Interests. The Company shall not repurchase any Equity Interests issued and outstanding to the extent that such action would cause the Investor (together with its Affiliates, and any Persons acting as a group together with the Investor or any of its Affiliates) to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder) of a number of such Equity Interests which exceeds the Maximum Percentage.

ARTICLE V

Section 5.01 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section 5.01 prior to 5:00 p.m. (New York time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section 5.01 on a day that is not a Business Day or later than 5:00 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (c) the Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses for notice shall be as set forth in the Purchase Agreement.

Section 5.02 Governing Law. This Note shall be governed by and construed in accordance with the Laws of the State of New York (including section 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(b)), without reference to principles of conflict of laws or choice of laws. This Note shall not be interpreted or construed with any presumption against the party causing this Note to be drafted.

Section 5.03 Headings. Article and section headings in this Note are included herein for purposes of convenience of reference only and shall not constitute a part of this Note for any other purpose.

Section 5.04 Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including, without limitation, a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit the Investor’s right to pursue actual damages for any failure by the Company to comply with the terms of this Note. No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable and material harm to the Investor and that the remedy at law for any such breach would be inadequate. Therefore, the Company agrees that, in the event of any such breach or threatened breach, the Investor shall be entitled, in addition to all other available rights and remedies, at law or in equity, to equitable relief, including but not limited to an injunction restraining any such breach or threatened breach, without the necessity of showing economic loss and without any bond or other security being required.

Section 5.05 Enforcement Expenses. The Company agrees to pay all costs and expenses of enforcement of this Note, including the Investor’s counsels, receiver and experts’ fees and expenses.

Section 5.06 Binding Effect. The obligations of the Company and the Investor set forth herein shall be binding upon the successors and assigns of each such party, whether or not such successors or assigns are permitted by the terms herein.

Section 5.07 Amendments; Waivers. No provision of this Note may be waived or amended except in a written instrument signed by the Company and the Investor. No waiver of any default with respect to any provision, condition or requirement of this Note shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

Section 5.08 Compliance with Securities Laws. The Investor of this Note acknowledges that this Note is being acquired solely for the Investor’s own account and not as a nominee for any other party, and for investment, and that the Investor shall not offer, sell or otherwise dispose of this Note in violation of securities laws. This Note and any Note issued in substitution or replacement therefor shall be stamped or imprinted with a legend in substantially the following form:

“THIS NOTE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT.”

Section 5.09 Jurisdiction; Venue. Any action, proceeding or claim arising out of, or relating in any way to this Note shall be brought and enforced in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York. The Company and the Investor irrevocably submit to the jurisdiction of such courts, which jurisdiction shall be exclusive, and hereby waive any objection to such exclusive jurisdiction or that such courts represent an inconvenient forum. The prevailing party in any such action shall be entitled to recover its reasonable and documented attorneys’ fees and out-of-pocket expenses relating to such action or proceeding.

Section 5.10 Failure or Indulgence Not Waiver. No failure or delay on the part of the Investor in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

Section 5.11 Waivers.

(a) Except as otherwise specifically provided herein, the Company and all others that may become liable for all or any part of the obligations evidenced by this Note, hereby waive presentment, demand, notice of nonpayment, protest and all other demands’ and notices in connection with the delivery, acceptance, performance and enforcement of this Note, and do hereby consent to any number of renewals of extensions of the time or payment hereof and agree that any such renewals or extensions may be made without notice to any such persons and without affecting their liability herein and do further consent to the release of any person liable hereon, all without affecting the liability of the other persons, firms or Company liable for the payment of this Note, AND DO HEREBY WAIVE TRIAL BY JURY.

(b) No delay or omission on the part of the Investor in exercising its rights under this Note, or course of conduct relating hereto, shall operate as a waiver of such rights or any other right of the Investor, nor shall any waiver by the Investor of any such right or rights on any one occasion be deemed a waiver of the same right or rights on any future occasion.

(c) THE COMPANY ACKNOWLEDGES THAT THE TRANSACTION OF WHICH THIS NOTE IS A PART IS A COMMERCIAL TRANSACTION, AND TO THE EXTENT ALLOWED BY APPLICABLE LAW, HEREBY WAIVES ITS RIGHT TO NOTICE AND HEARING WITH RESPECT TO ANY PREJUDGMENT REMEDY WHICH THE INVESTOR OR ITS SUCCESSORS OR ASSIGNS MAY DESIRE TO USE.

Section 5.12 Definitions. Capitalized terms used herein and not defined shall have the meanings set forth in the Purchase Agreement. For the purposes hereof, the following terms shall have the following meanings:

(a) “Conversion Notice Period” means each period of 30 days in duration commencing on each of dates falling: (i) 12 months; (ii) 18 months; (iii) 24 months; (iv) 36 months; (v) 48 months; (vi) 54 months; and (vii) 59 months, after the Issue Date;

(b) “Excluded Issuance” means any issue or sale of Excluded Shares by the Company;

(c) “Indebtedness” means, with respect to any Person, without duplication: (a) the principle of any indebtedness of such Person, whether or not contingent, (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances, (or, without duplication, reimbursement agreements in respect thereof), (iii) representing the deferred and unpaid purchase price of any property, (iv) in respect of capitalized lease obligations or (v) representing any swap contracts, in each case, if and to the extent that any of the foregoing indebtedness (other than letters of credit and swap contracts) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; (b) any guarantee by such Person of the Indebtedness of another Person; and (c) Indebtedness of another Person secured by a lien on any asset owned by such a Person (whether or not such Indebtedness is assumed by such Person); and

(d) “Mandatory Default Amount” means an amount equal to one hundred thirty percent (130%) of the outstanding Principal Amount plus the accrued interest thereof on the date on which the first Event of Default has occurred hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by its duly authorized officer as of the date first above indicated.

COMPANY:

REE AUTOMOTIVE LTD.

By:
Name:	Daniel Barel
Title:	Chief Executive Officer

[Signature Page to Convertible Promissory Note]

Exhibit A

Conversion Notice

The undersigned hereby irrevocably elects to convert USD ________________ of the principal amount and accrued interest of the above Note No. ___ [(together with USD___________ of [liquidated damages][describe other amount] due thereunder)] into Ordinary Shares of REE Automotive Ltd. (the “Company”) according to the conditions hereof, as of the date written below.

Date of Conversion:

Conversion Price:

Number of Ordinary Shares beneficially owned or deemed beneficially owned by the Investor on the Conversion Date:

INVESTOR:

[●]

By:
Name:	[●]
Title:	[●]